Exhibit 99.4

Historical Pro Forma KPIs

8/11/2015 2 Pro Forma KPIs – Consolidated 2014 Actual Q1 Q2 Q3 Q4 Total Q1 Q2 GAMING Installed base (end of period) Casino 44,198 41,437 39,102 37,537 37,537 35,760 35,332 VLT - Government Sponsored (ex-Italy) 16,825 16,733 16,637 16,524 16,524 16,526 16,515 VLT - Italy Supplier (B2B) 8,136 8,202 8,378 8,392 8,392 8,529 8,465 Total installed base 69,159 66,372 64,117 62,453 62,453 60,815 60,312 Year-over-Year growth -12.1% -9.1% Sequential quarter growth -4.0% -3.4% -2.6% -2.6% -0.8% Revenue per Unit (RPUs) 35.28 $ 34.51 $ 36.33 $ 33.81 $ 35.10 $ 34.13 $ 34.52 $ Year-over-Year growth -3.3% 0.0% Sequential quarter growth -2.2% 5.3% -6.9% 1.0% 1.1% Additional Italian Network Details: VLT - Operator (B2C) 10,675 10,894 10,859 10,956 10,956 10,938 10,988 AWP 69,385 69,726 68,249 65,316 65,316 63,840 62,156 Machine units shipped 9,839 9,401 12,701 9,528 41,469 6,828 10,147 Year-over-Year growth -30.6% 7.9% Sequential quarter growth -4.5% 35.1% -25.0% -28.3% 48.6% New/Expansion 3,365 2,494 2,643 1,358 9,860 595 2,187 Year-over-Year growth -82.3% -12.3% Sequential quarter growth -25.9% 6.0% -48.6% -56.2% 267.6% Replacement 6,474 6,907 10,058 8,170 31,609 6,233 7,960 Year-over-Year growth -3.7% 15.2% Sequential quarter growth 6.7% 45.6% -18.8% -23.7% 27.7% LOTTERY Global lottery same-store revenue growth Instants & draw games 3.5% 2.9% 5.7% 4.2% 4.1% 5.0% 8.0% Multistate Jackpots 14.7% -35.4% -34.0% -20.1% -21.0% 7.8% -2.5% Total lottery same-store revenue growth (ex-Italy) 4.8% -3.1% -0.4% 0.7% 0.5% 5.4% 6.9% Italy lottery revenue growth -2.5% -0.3% 6.8% 2.7% 1.6% 4.8% 3.6% 2014 Actual 2015 Actual

8/11/2015 3 Pro Forma KPIs – North America 2014 Actual Q1 Q2 Q3 Q4 Total Q1 Q2 GAMING Installed base (end of period) Casino 30,026 29,190 28,554 27,727 27,727 25,882 25,516 VLT - Government Sponsored 16,575 16,483 16,387 16,274 16,274 16,276 16,265 Installed base 46,601 45,673 44,941 44,001 44,001 42,158 41,781 Year-over-Year growth -9.5% -8.5% Sequential quarter growth -2.0% -1.6% -2.1% -4.2% -0.9% Machine units shipped 7,055 5,216 6,541 5,482 24,294 5,241 6,218 Year-over-Year growth -25.7% 19.2% Sequential quarter growth -26.1% 25.4% -16.2% -4.4% 18.6% New/Expansion 2,666 2,047 2,053 651 7,417 329 974 Year-over-Year growth -87.7% -52.4% Sequential quarter growth -23.2% 0.3% -68.3% -49.5% 196.0% Replacement 4,389 3,169 4,488 4,831 16,877 4,912 5,244 Year-over-Year growth 11.9% 65.5% Sequential quarter growth -27.8% 41.6% 7.6% 1.7% 6.8% Double Down Revenue ($ Thousands) 68,825 $ 71,751 $ 75,090 $ 79,353 $ 295,019 $ 80,643 $ 73,010 $ Mobile penetration 32.0% 34.0% 36.0% 39.0% 35.3% 41.2% 47.2% DAU (Daily Active Users) 1 1,775 1,833 1,816 1,910 1,835 1,929 1,839 MAU (Monthy Active Users) 1 6,218 5,975 5,717 5,212 5,770 4,734 4,421 Bookings per DAU ($0.00) 1 0.43 $ 0.43 $ 0.46 $ 0.43 $ 0.44 $ 0.47 $ 0.45 $ 1 As a single application with multiple games, active users equal unique users LOTTERY Global lottery same-store revenue growth Instants & draw games 2.4% 3.6% 5.4% 6.1% 4.4% 6.2% 7.6% Multistate Jackpots 19.4% -39.2% -37.7% -27.2% -24.3% 8.3% -2.6% Total lottery same-store revenue growth (ex-Italy) 4.7% -4.3% -2.5% 0.3% -0.5% 6.5% 6.4% 2014 Actual 2015 Actual

8/11/2015 4 Pro Forma KPIs - International 2014 Actual Q1 Q2 Q3 Q4 Total Q1 Q2 GAMING Installed base (end of period) Casino 14,172 12,247 10,548 9,810 9,810 9,878 9,816 VLT - Government Sponsored 250 250 250 250 250 250 250 Installed base 14,422 12,497 10,798 10,060 10,060 10,128 10,066 Year-over-Year growth -29.8% -19.5% Sequential quarter growth -13.3% -13.6% -6.8% 0.7% -0.6% Machine units shipped 2,784 4,185 6,160 4,046 17,175 1,587 3,929 Year-over-Year growth -43.0% -6.1% Sequential quarter growth 50.3% 47.2% -34.3% -60.8% 147.6% New/Expansion 699 447 590 707 2,443 266 1,213 Year-over-Year growth -61.9% 171.4% Sequential quarter growth -36.1% 32.0% 19.8% -62.4% 356.0% Replacement 2,085 3,738 5,570 3,339 14,732 1,321 2,716 Year-over-Year growth -36.6% -27.3% Sequential quarter growth 79.3% 49.0% -40.1% -60.4% 105.6% LOTTERY Global lottery same-store revenue growth Instants & draw games 5.9% 1.4% 6.4% 0.2% 3.4% 2.1% 9.0% Multistate Jackpots -5.6% -15.7% -11.6% 23.5% -3.4% 5.2% -2.0% Total lottery same-store revenue growth (ex-Italy) 5.0% -0.2% 5.0% 1.7% 2.9% 2.3% 8.1% 2014 Actual 2015 Actual

8/11/2015 5 Pro Forma KPIs - Italy € M except yield & machines 2014 Actual Q1 Q2 Q3 Q4 Total Q1 Q2 GAMING Installed base (end of period) VLT - Italy Supplier (B2B) 8,136 8,202 8,378 8,392 8,392 8,529 8,465 Year-over-Year growth 4.8% 3.2% Sequential quarter growth 0.8% 2.1% 0.2% 1.6% -0.8% Additional Italian Network Details: VLT - Operator (B2C) 10,675 10,894 10,859 10,956 10,956 10,938 10,988 AWP 69,385 69,726 68,249 65,316 65,316 63,840 62,156 Italy Gaming Interactive Wagers (€ mln) 473 444 423 449 1,789 466 414 LOTTERY / OTHER Lotto Wagers (€ mln) 1,569 1,560 1,754 1,746 6,629 1,817 1,728 10eLotto 823 822 963 1,011 3,619 1,074 1,056 Core 686 613 610 642 2,552 638 566 Late Numbers 60 125 181 93 459 105 106 S&W Wagers (€ mln) 2,476 2,315 2,176 2,436 9,403 2,302 2,215 Italy lottery revenue growth -2.5% -0.3% 6.8% 2.7% 1.6% 4.8% 3.6% Sports Betting Wagers 1 251 218 173 250 893 257 205 Sports Betting Payout (%) 1 74.9% 82.4% 77.8% 86.3% 80.2% 84.7% 82.9% 1 Includes Virtual Wagers and Pools & Horses 2014 Actual 2015 Actual